UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SUPERVISORY COMMITTEE MINUTES No. 298

In the City of Buenos Aires, on the 5th day of the month of March of the year 2020, the undersigned members of the Supervisory Committee of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA (EDENOR S.A.) (the “Company”), meet at 6363 Av. Del Libertador Avenue, 11th floor. At 9.00 a.m., the legally and statutorily required quorum being present, Dr. José Daniel Abelovich, member and president of the Supervisory Committee, calls the meeting to order and deals with the first item of the Agenda: 1) CONSIDERATION OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019. The President states that as the Supervisory Committee members have been duly provided with the documentation related to the period under consideration, together with the external auditor’s report, this Committee has examined the report, together with the other documentation, including the supporting documentation of the work performed by said auditors, whose criteria are shared by this Committee. It is requested the presence of Victor Ruiz, Edenor Accountant, who exposes about the transcription process to the signed books, from the moment the Directory approves the financial statements under consideration. As a result of the analysis performed by the members of the Supervisory Committee, and given the knowledge all its members possess concerning the documentation and the actions taken by the corporate bodies, Mr. Abelovich proposes that all the actions taken be approved. Upon brief discussion, the motion is unanimously approved.  The President then puts under consideration of those present the SECOND ITEM of the Agenda: 2) SUPERVISORY COMMITTEE’S REPORT AND OTHER RELATED DOCUMENTATION. IF APPROPRIATE, APPOINTMENT OF A MEMBER FOR THE SIGNING THEREOF. Mr. Abelovich states that it is necessary to issue a Committee’s Report and puts under consideration of those present a draft version of the report, which is transcribed below:

Supervisory Committee’s Report

To the Shareholders of

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Introduction

In accordance with the provisions of both section No. 294 of Law No. 19,550 and the regulations of the National Securities Commission (hereinafter “CNV”), we have performed a review of the accompanying financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor S.A.” or “the Company”), which comprise the statement of financial position as of December 31, 2019, the statements of income, of comprehensive income, changes in equity and cash flows for the year then ended, and a summary of the significant accounting policies and other explanatory information. Additionally, we have performed a review of the Board of Directors Annual Report for the fiscal year ended December 31, 2019.

The balances and other information relating to fiscal year 2018 are an integral part of the aforementioned audited financial statements and should therefore be considered in relation to those financial statements.

Directors’ responsibility

The Company’s Board of Directors is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards (hereinafter “IFRS”) adopted as the applicable accounting standards by the Argentine Federation of Professional Councils in Economic Sciences (hereinafter “FACPCE”) and incorporated by the CNV into its regulations as such standards were approved by the International Accounting Standards Board. Additionally, the Board of Directors is responsible for such internal control as it determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Scope of our review

We have performed our review in accordance with current regulations, which require that the financial statements be examined in accordance with generally accepted auditing standards and that such review include verification of the reasonableness of the significant information contained in the documents subject to the review and its consistency with the information on corporate decisions of which we have become aware, laid down in Board of Directors and Shareholders’ Meetings minutes, and whether such decisions comply with the law and the by-laws as to their formal and documentary aspects. In conducting our professional work, we have examined the work performed by the Company’s external auditors, Price Waterhouse & Co. S.R.L, who issued their report dated March 5, 2020. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor must consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the significant accounting estimates made by the Company’s Management, as well as evaluating the overall presentation of the financial statements.

We have not assessed the corporate management, financing, marketing or operating criteria, inasmuch as they are the responsibility of the Board of Directors and the Shareholders’ Meeting.

Furthermore, in relation to the Board of Directors Annual Report for the fiscal year ended December 31, 2019, we have verified that it contains the information required by section No. 66 of Law No. 19,550, and, as to matters within the scope of our responsibility, that the numerical data included therein agree with the Company’s accounting records and other pertinent documentation.

Opinion

Based on the review performed, with the scope described above, we report that:

a)   in our opinion, the financial statements mentioned in the first paragraph of this report present fairly, in all material respects, the financial position of Edenor S.A. as of December 31, 2019, its comprehensive income and cash flows for the year then ended, in conformity with IFRS;

b)   we have no comments to make, as to matters within the scope of our responsibility, in relation to the Board of Directors Annual Report. However, the affirmations regarding future events included therein are the responsibility of the Board of Directors.

Emphasis of matter paragraph

Without qualifying our opinion, we draw the attention to the situation explained in Note 1 to the financial statements in relation to the economic and financial situation of Edenor S.A. The Company’s current economic and financial situation raises substantial doubt about its ability to continue as a going concern.

Report of compliance with current regulations

As required by current regulations, we report that:

a)   the financial statements of Edenor S.A. have not been transcribed to the “Inventory and Balance Sheet” book and comply, as to matters within the scope of our responsibility, with the provisions of the Business Organizations Law and the CNV’s applicable resolutions;

b)   the financial statements of Edenor S.A. arise from accounting records, which are kept, in all formal aspects, in conformity with legal regulations and maintain the safety and integrity conditions based on which they were authorized by the CNV;

c)   with regard to the Appendix to the Annual Report concerning the Report on the Code of Corporate Governance, no relevant aspect whatsoever has come to our attention that causes us to believe that it should be modified to properly comply with the provisions of Resolution No. 797 of the CNV;

d)   as required by the CNV’s regulations, we have read the external auditors’ report, from which the following may be inferred:

        i.    the auditing standards applied are those approved by the FACPCE, which include independence requirements, and;

       ii.    the financial statements have been prepared taking into account the IFRS and the CNV’s regulations.

e)   we have verified compliance with the provision and maintenance of guarantees of the Directors in office in Edenor S.A. at the date of presentation of the financial statements as of December 31, 2019, as required by caption 1.4, Appendix I to Technical Resolution No. 45 of the FACPCE;

f)    we have applied to Edenor S.A. the procedures on money laundering and terrorism financing prevention set forth in the pertinent accounting standards issued by the Professional Council in Economic Sciences of the City of Buenos Aires;

g)   we have complied with the provisions of section No. 294 of Law No. 19,550.

City of Buenos Aires, March 5, 2020.

Immediately afterwards, and upon consideration and discussion, with the unanimous consent of those present, the Supervisory Committee RESOLVES to approve the report proposed by Mr. Abelovich, subject to the approval of the financial statements herein dealt with by the Board of Directors’ meeting called for today. Furthermore, Mr. Abelovich is authorized to sign the report, as well as all the previously referred to documentation.

There being no further business to discuss, and at the motion of Mr. Abelovich, the meeting is adjourned at 9.50 a.m.

José Daniel Abelovich	Germán Wetzler Malbrán	Jorge Pardo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 9, 2020